UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No. 1-13726-23

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOMAC DRILLING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION

6100 North Western Avenue

Oklahoma City, OK 73118

Nomac Drilling 4 01(k) Plan

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Indep endent Registered Public Accounting Firm

To the Participants of the Nomac Drilling 401(k) Plan and the Members of the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nomac Drilling 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at the End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

As further discussed in Note 1, effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

June 28, 2007

Nomac Drilling 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	December 31,
	2006	2005
Assets
Investments, at fair value	$8,665,551	$2,211,831
Receivables:
Dividends	7,110	2,177
Employer contributions	134,425	—
Participants’ contributions	128,153	—
Other receivables	—	15,481

Total assets	8,935,239	2,229,489

Liabilities

Accrued liabilities	3,725	183

Due to broker for securities purchased	—	27,377

Total liabilities	3,725	27,560

Net assets available for benefits, at fair value	8,931,514	2,201,929

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,190	1,223

Net assets available for benefits	$8,937,704	$2,203,152

The accompanying notes are an integral part of these financial statements.

Nomac Drilling 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	Years Ended December 31,
	2006	2005
Additions to net assets attributed to:
Investment income:
Interest and dividends	$130,800	$24,477
Net appreciation in fair value of investments	65,613	538,921

Total investment income	196,413	563,398

Contributions:
Employer	2,183,872	415,692
Participants	2,600,533	493,935
Other	—	15,481

Total contributions	4,784,405	925,108

Total additions	4,980,818	1,488,506

Deductions from net assets attributed to:
Benefits paid to participants	374,589	88,737
Administrative expenses	19,335	9,020

Total deductions	393,924	97,757

Net increase before transfers	4,586,894	1,390,749

Transfers: (See Note 2)
From Hodges Trucking Company 401(k) Plan	2,235,476	—
To Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan	(87,818)	—

Net transfers in	2,147,658	—

Net increase	6,734,552	1,390,749

Net assets available for benefits:
Beginning of year	2,203,152	812,403

End of year	$8,937,704	$2,203,152

The accompanying notes are an integral part of these financial statements.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following is a brief summary of the various provisions of the Nomac Drilling 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all employees of Nomac Drilling Corporation (the “Company”). The Company is a wholly-owned subsidiary of Chesapeake Energy Corporation (“Chesapeake”). Beginning July 1, 2006, any employee who is at least 21 years old and has completed three months of employment with the Company is eligible to participate in the Plan. Prior to July 1, 2006, an employee had to complete six months of employment with the Company to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2007, the Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan. All assets of the Plan were transferred to the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan on January 5, 2007. The vesting schedule for participants of the Plan was not affected by the plan merger.

The Plan will file its final Form 5500 as of December 31, 2006, treating the merger as though it had occurred on December 31, 2006.

Contributions

Each year, participants may contribute up to 75 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. In addition, participants who are age 50 and above may elect to make “catch-up” contributions.

The Company matches 100 percent of participant contributions up to 15 percent of eligible participant compensation. Prior to July 1, 2006, the Company matched 100 percent of participant contributions up to 8 percent of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company’s board of directors. No discretionary profit-sharing contributions were made in 2006 or 2005. Contributions are subject to certain limitations.

The Company’s matching contribution is made in cash and shares of Chesapeake common stock which have been forfeited to the Company by terminated participants. Any contribution in cash is used to purchase shares of Chesapeake common stock on the open market. Participants may also elect to direct all or a portion of their contributions into Chesapeake common stock. Participants may not transfer or liquidate their investment in Chesapeake common stock arising from employer contributions and earnings thereon until they elect to withdraw from the Plan due to separation of service or elect an in-service distribution upon attainment of age 59  1/2 .

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or participant age. A participant becomes 100 percent vested after five years of credited service under a graded vesting schedule.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect at the time of loan origination. The prime rate at December 31, 2006 was 8.25 percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Interest rates on loans outstanding at December 31, 2006 ranged from 5.50 percent to 10.50 percent with loans maturing at various dates through 2016.

Payment of Benefits

Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments in vested Chesapeake common stock paid in cash or shares of common stock.

Amounts Forfeited

Forfeited non-vested amounts are first used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $100,458 and $26,979 at December 31, 2006 and 2005, respectively. During 2006 and 2005, administrative expenses were reduced by $11,575 and $26,055, respectively, and employer matching contributions were reduced by $3,799 and $0, respectively, from forfeited non-vested accounts.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts. The FSP is required to be adopted retrospectively; accordingly the balances at December 31, 2005 have been adjusted.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value on the last business day of the year. Units of a common/collective trust are recorded at estimated fair value based on information reported by the trustee using the audited financial statements of the common/collective trust at year end. Chesapeake common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) on those investments during the years presented.

Transfer to/from Other Plans

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net amount of transfers to/from other plans.

Net assets of $2,235,476 from the Hodges Trucking Company 401(k) Plan were transferred into the Plan in July 2006 as a result of Chesapeake’s acquisition of Hodges Trucking Company in January 2006 and the subsequent termination of its 401(k) plan. Net assets of $87,818 were transferred from the Plan to the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan as a result of participants becoming employees of Chesapeake.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Plan Expenses

Trustee and recordkeeper fees are paid by the Plan. Certain plan expenses, such as annual audit fees, are paid by the plan sponsor and are not included in these financial statements.

3.	Investments

The following presents investments that represented five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006		2005
Chesapeake Energy Corporation common stock	$3,442,250	*	$1,408,902	*
T Rowe Price Retirement 2020 R Fund	502,344		157,084
Vanguard Target Retirement Inc. Fund	476,362		—
Vanguard Target Retirement 2025 Fund	477,413		—

*  Balances include nonparticipant-directed investments

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006		2005
Mutual funds	$321,271		$1,216
Common stocks	(255,658)		537,705

Total	$65,613		$538,921

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

4.	Nonparticipant-directed Investments

Investments in Chesapeake common stock include balances arising from non-participant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in Chesapeake common stock is as follows:

	2006	2005
Net assets, beginning balance:

Chesapeake Energy Corporation common stock	$1,408,902	$483,158

Changes in net assets:
Contributions	2,465,570	504,887
Dividend income	27,408	6,548
Net appreciation (depreciation)	(255,658)	537,705
Benefits paid to participants	(194,294)	(61,756)
Transfers to other investment options, net	(9,678)	(61,640)

Net increase in assets during the year	2,033,348	925,744

Net assets, ending balance:

Chesapeake Energy Corporation common stock	$3,442,250	$1,408,902

5.	Party-in-interest Transactions

The Plan invests in Chesapeake common stock. These transactions represent investments in Chesapeake and, therefore, constitute party-in-interest transactions. Further, certain Plan investments are units of a common/collective trust managed by Union Bank of California, N.A., which served as the trustee of the Plan in 2006 and 2005. These transactions also are considered party-in-interest transactions. During 2006 and 2005, there were 235 and 149 purchases of Chesapeake common stock for a total purchase price of $2,184,125 and $496,681, respectively, and 112 and 65 sales of Chesapeake common stock for a total selling price of $273,637 and $126,909, respectively.

The market price for Chesapeake common stock at December 31, 2006 and 2005 was $29.05 and $31.73, respectively. The closing market price at June 26, 2007 was $34.80.

6.	Tax Status

The Plan has received an Internal Revenue Service opinion letter dated April 29, 2002, with respect to the prototype adopted by the Plan, which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

7.	Plan Termination

As discussed in Note 1, effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan.

8.	Concentration of Investments

As of December 31, 2006, the Plan held $3,442,250 of Chesapeake common stock, which was 40% of total investments. Changes in the value of Chesapeake will affect the price of shares held by the Plan. These changes could be significant.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$8,937,704	$2,203,152
Add: Current year accrued administrative expenses	3,725	183
Less: Current year dividend receivable	—	(2,177)
Less: Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(6,190)	—

Net assets available for benefits per the Form 5500	$8,935,239	$2,201,158

The following is a reconciliation of administrative expenses for the years ended December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Administrative expenses per the financial statements	$19,335	$9,020
Add: Previous year accrued administrative expenses	183	10,378
Less: Current year accrued administrative expenses	(3,725)	(183)

Administrative expenses per the Form 5500	$15,793	$19,215

Administrative expenses are recorded on the Form 5500 when paid.

Nomac Drilling 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

The following is a reconciliation of investment income for the year ended December 31, 2006 and 2005, as reflected in the accompanying financial statements, to the Form 5500:

	2006	2005
Total investment income per the financial statements	$196,413	$24,477
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,190)	—

Total investment income per the Form 5500	$190,223	$24,477

Nomac Drilling 401(k) Plan

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
* Chesapeake Energy Corporation	Common Stock, $0.01 par value	$3,225,705	$3,442,250
Vanguard Target Retirement Inc	Mutual Fund	**	476,362
Vanguard Target Retirement 2005	Mutual Fund	**	47,341
T Rowe Price Retirement 2010 R	Mutual Fund	**	172,735
Vanguard Target Retirement 2015	Mutual Fund	**	263,448
T Rowe Price Retirement 2020 R	Mutual Fund	**	502,344
Vanguard Target Retirement 2025	Mutual Fund	**	477,413
T Rowe Price Retirement 2030 R	Mutual Fund	**	397,228
Vanguard Target Retirement 2035	Mutual Fund	**	124,367
T Rowe Price Retirement 2040 R	Mutual Fund	**	258,257
Vanguard Target Retirement 2045	Mutual Fund	**	155,309
* UBOC Stable Value	Common/Collective Trust	**	363,177
Delaware Group: Div Inc A	Mutual Fund	**	116,230
Hotchkins & Wiley Large Cap Value A	Mutual Fund	**	182,184
Davis New York Venture A	Mutual Fund	**	238,602
Legg Mason Growth Trust Institutional	Mutual Fund	**	56,249
Goldman Sachs MidCap Value I	Mutual Fund	**	212,186
Legg Mason Opp. Trust I	Mutual Fund	**	88,913
Hotchkins & Wiley Small Cap Value I	Mutual Fund	**	174,115
Royce Value Plus Inv	Mutual Fund	**	193,959
Boston Co. International Core Equity	Mutual Fund	**	196,746
Fidelity Advisor Diversified International A	Mutual Fund	**	164,085
Stock Liquidity Mgmt Account	Mutual Fund	**	451
* Participant Loans	Interest rates ranging from 5.50 percent to 10.50 percent, Due through June 15, 2016	**	361,600

			$8,665,551

*	Identifies parties-in-interest.
**	Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Nomac Drilling

401(k) Plan

Schedule H, line 4j-Schedule of Reportable Transactions

Year Ended December 31, 2006

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)
Chesapeake Energy Corporation
Common Stock	235	112	$2,184,125	$273,637	$73,282

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nomac Drilling 401(k) Plan

By:	/s/ LISA PHELPS
Lisa Phelps, Plan Administrator

Date: June 28, 2007

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP